GOLDEN BOY, LLC

PARTICIPATION INVESTMENT AGREEMENT

THE SECURITIES DESCRIBED IN THIS PARTICIPATION INVESTMENT AGREEMENT HAVE NOT BEEN REGISTERED, APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AGENCY OF ANY STATE. THE SECURITIES PURCHASED HEREUNDER ARE NOT TRANSFERABLE. BY ENTERING INTO THIS AGREEMENT, INVESTOR IS REPRESENTING AND WARRANTING THAT IT IS WILLING AND ABLE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

This Participation Investment Agreement (this "**Agreement**") is made effective as of [EFFECTIVE DATE] , entered into by and among GOLDEN BOY, LLC, a New Mexico limited liability company (the "**Company**"), and the party described in Informational Fields below ("**Investor**").

Informational Fields

Full Legal Name:	[ENTITY NAME]
Mailing Address:	1887 Whitney Mesa Dr. #8885
	Henderson, NV 89014
Email Address:	updates@wefunder.com
Participation Purchase Price:	$[AMOUNT]

The parties hereby agree as follows:

1.   **PURCHASE AND SALE OF PARTICIPATION**. The Company intends to sell participation in the Net Project ("**Participations**") in the offering under this Agreement and similar Participation Investment Agreements contemporaneously entered into *inter alios*, with respect to the Participations (this "**Offering**"). The total targeted raise under the Offering is $50,000.00 (the "**Targeted Raise**"). Investor's Participation percentage (the "**Participation Percentage**") will be equal to (i) the Participation Purchase Price, divided by the total Targeted Raise, multiplied by (ii) fifty percent (50%). The Targeted Raise is being undertaken in order to fund the production of the film entitled "*We Could Be Heroes*" (WGA Reg. No. 2144893, the "**Project**").

    1.1   **Purchase**. Investor hereby agrees and subscribes to purchase a Participation in the Company in the amount set forth in Informational Fields above, for a total Participation Purchase Price in the amount set forth in Informational Fields above. Said purchase shall be consummated pursuant to and in accordance with the terms of this Agreement. The Participation Purchase Price shall be delivered solely in exchange for the participation in Net Profits. Such Participation Purchase Price shall not be deemed to be an investment in or capital contribution to Producer. In no event shall Investor have the right to withdraw all or part of such Participation Purchase Price or to receive a return of any portion of such Participation Purchase Price.

    1.2   **Settlement of Participation**.

        1.2.1   The Participation will be paid solely out of Net Profits, and the Net

Project will be distributed as follows below in this Section 1.2.1.

(a)   First, to each Investor who or which purchased a Participation, pro rata pari passu, until each Investor has received distribution or credit of Net Profits equal to One Hundred Twenty Percent (120%) of such Investor's Investment Purchase Amount; and

(b)   Thereafter, to each Investor in proportion to such Investor's Participation Percentage, and the remainder to the Company's members.

1.2.2   "**Net Profits**" means the Gross Proceeds (as defined herein below) actually paid to and received by Company, without duplication, directly in connection with the sale of, or the Company's licensor-share under any distribution agreement with respect to, the Project (and no other production), less (i) all accrued direct costs and fees related to sales, exhibition, distribution, promotion, advertising, duplication, transmission or related activities, including, without limitation, costs and fees payable to marketing, financing, or distribution affiliates of the Company; (ii) collection agency fees and costs (if any), (iii) residuals and guild costs and fees (including residual reserve deposits), (iii) costs of production and financing, including, without limitation, investment premiums and preferred returns payable to the production financier, reimbursement of financier's reasonable legal fees, completion bond fees and premiums, insurance, over-budget costs, and all other amounts expended by Company in connection with the development, pre-production, production, promotion, advertising and distribution of the Project, including, without limitation, payable to any affiliated entity, (iv) deferred compensation payable in connection with the Project, (v) guarantor fees payable to any guarantor(s) acting on behalf of the Company in connection with the Project, including, without limitation, in relation to any completion bond, (vi) reasonable reserves required for the payment of or provision for all accrued expenses, working capital reserves, and other liabilities and obligations of Company, including, without limitation, any liquidity reserve covenants.

1.2.3   "**Gross Proceeds**" means the aggregate of all nonrefundable cash revenues irrevocably received by Company directly in connection with the sale of, or the Company's licensor-share under any distribution agreement with respect to, the Project, excluding (a) tax credits or rebates, (b) merchandise (except as otherwise provided herein), (c) novelizations and adaptations in other media or multimedia, (d) sequels, spinoffs, derivative projects, and projects based on the universe or characters of the foregoing, (e) any other derivative or ancillary right with respect to the Project or the underlying right, title, or interest therein or thereto, including, without limitation, NFTs bearing any line, slogan, or other reference in or to the Project or any element thereof.

1.3   **Payment of Participation Purchase Price**. The Company may reject all or any portion of a proposed Participation or Participation Purchase Price by Investor, and a Participation or Participation Purchase Price, or portion thereof, shall be deemed accepted only upon written confirmation by the Company. All payments of Investor's Participation Purchase Price shall be made by wire transfer or other form of electronic payment pursuant to instructions provided by the Company prior to the due date of such payments.

1.4   **Acceptance of Participation**. The Company shall have the right, in its sole discretion, to reject a Participation, in whole or in part. The Company shall have no obligation to accept Participations in the order received. The Closing (as defined below) shall occur in accordance with Section 2 below.

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2. CLOSING OF PARTICIPATION.

2.1   The closing of the sale and purchase of the Securities in exchange for the Financing Amount (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "**Offering Deadline**").

2.2   The Closing is conditioned upon satisfaction of all the following conditions:

2.2.1   Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Targeted Raise; and

2.2.2   At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting subscriptions for Securities having an aggregate investment amount of at least the Targeted Raise.

2.3   The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

3. REPRESENTATIONS AND WARRANTIES.

3.1   **By The Company**. As a material inducement to Investor to enter into this Agreement, the Company hereby represents and warrants to Investor as set forth in this <u>Section 3.1</u>.

3.1.1   **Power and Authority**. The Company has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. All actions required to be taken by the Company to authorize the execution, delivery and performance of this Agreement have been duly and properly taken. Upon the Company's execution and delivery of this Agreement, this Agreement shall become a valid and binding obligation of the Company, enforceable in accordance with its terms.

3.1.2   **Non-Contravention**. Neither the Company's execution and delivery of this Agreement nor the Company's consummation of the transactions contemplated hereby will directly or indirectly, with or without notice or lapse of time, contravene, conflict with or result in a violation or breach of or a default under any provision of, or give any person or entity the right to declare a default under, any contract or other agreement, license, lease, commitment, contractual right, obligation, promise or undertaking, whether written, oral or implied to which the Company is a party or by which the Company is bound.

3.1.3   **Absence of Liens**. The Company has not, voluntarily or involuntarily, by operation of law or otherwise, caused to be charged to or imposed on or against the Participation, any lien, security interest, encumbrance, claim, charge, right, lease, option or restriction of any kind, nature or description.

3.1.4   **No Guaranty or Assurance.** The Company further makes no representation, warranty, guarantee or assurance of any kind or nature whatsoever, express or implied, with regard to the Participation or the Company's business (including any representation, warranty, guarantee or assurance of future earnings, likelihood of success or future prospects).

3.2   **By Investor**. As a material inducement to the Company to enter into this

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Agreement, Investor hereby represents and warrants to the Company as set forth in this <u>Section 3.2</u>.

        3.2.1 **Power and Authority**. Investor has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. All actions required to be taken by Investor to authorize the execution, delivery and performance of this Agreement have been duly and properly taken. Upon Investor's execution and delivery of this Agreement, this Agreement shall become a valid and binding obligation of Investor, enforceable in accordance with its terms.

        3.2.2 **Non-Contravention**. Neither Investor's execution and delivery of this Agreement nor Investor's consummation of the transactions contemplated hereby will directly or indirectly, with or without notice or lapse of time, contravene, conflict with or result in a violation or breach of or a default under any provision of, or give any person or entity the right to declare a default under, any contract or other agreement, license, lease, commitment, contractual right, obligation, promise or undertaking, whether written, oral or implied to which Investor is a party or by which Investor is bound.

        3.2.3 **Purchase Entirely for Own Account**. The Participation to be acquired by Investor will be acquired for investment for Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof. Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Participation.

        3.2.4 **Disclosure of Information**. Investor has had an opportunity to ask questions of, and receive answers from, the Company's management regarding the terms and conditions of the offering of the Participation and regarding the Company's business, management, financial affairs. Investor has been furnished with, has had access to, and is otherwise is aware of such information, including the Company's business affairs and financial condition, as Investor considers sufficient, necessary or appropriate for reaching an informed and knowledgeable decision to invest in the Participation.

        3.2.5 **Experience; Ability to Risk Loss**. Investor has sufficient knowledge and experience in financial and business matters such that Investor is capable of evaluating the merits and risks of the investment contemplated by this Agreement. Investor is relying solely upon Investor's own investigation to determine whether to acquire the Participation, and not upon any investigation or representations made by the Company or by any shareholder, director or officer of the Company. Investor understands that an investment in the Company involves high risk. Investor is capable of bearing all of the economic risks and burdens of the investment contemplated by this Agreement, including the possible loss of all capital contributed by Investor. Investor has no need for liquidity in connection with the investment contemplated by this Agreement. Investor has adequate net worth and means of providing for Investor's current needs and contingencies to sustain a complete loss of Investor's investment in the Company. Investor's overall commitment to investments that are not readily marketable is not disproportionate to Investor's net worth, and Investor's investment in the Company will not cause such overall commitment to become excessive.

        3.2.6 **Restricted Securities**. Investor will not sell or otherwise transfer the

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Participation or any portion thereof without registration under the Securities Act or applicable state or foreign securities laws or an exemption therefrom unless Investor provides, at Investor's expense, an opinion of counsel in form satisfactory to the Company to the effect that registration under the Securities Act and such laws is not required and the sale or transfer of such securities would not cause the Company's initial distribution of securities to violate any such laws. Investor understands that the Participation has not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Investor's representations as expressed herein. Investor understands that the Participation is a "restricted security" under applicable United States federal and state securities laws and that, pursuant to these laws, Investor must hold the Participation indefinitely unless it is registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. Investor acknowledges that the Company has no obligation to register or qualify the Participation for resale. Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Participation, and on requirements relating to the Company which are outside of Investor's control, and which the Company is under no obligation and may not be able to satisfy. Investor has not offered or sold any portion of the Participation being acquired nor does Investor have any present intention of selling, distributing or otherwise disposing of any portion of the Participation.

3.2.7 **No Assurances**. The Company has not made any representation, warranty, guaranty or assurance of any kind or nature to Investor concerning the percentage of profit or the amount or type of consideration, profit or loss (including tax deductions), if any, to be realized by Investor as a result of the investment contemplated by this Agreement. The Company has not made any oral or written representations other than those stated in this Agreement. No oral or written information furnished to Investor or Investor's advisers in connection with this investment are in any way inconsistent with the information stated in this Agreement.

3.2.8 **No Recommendation**. THE PARTICIPATION HAS NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF ANY INFORMATION PROVIDED BY THE COMPANY, INCLUDING, WITHOUT LIMITATION, THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

3.2.9 **Compliance with Laws**. Investor acknowledges the Company's intent to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities. In that regard: (i) none of the consideration paid by Investor hereunder for the Participation (whether in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations; (ii) to the extent within Investor's control, none of the consideration paid by Investor hereunder for the Participation will cause the Company, its Manager or any of its personnel or Affiliates to be in violation of federal anti-money laundering laws, including the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any rules and regulations promulgated thereunder; (iii) when requested by the

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Company, Investor will provide any and all additional information deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities; and (iv) Investor understands and agrees that if at any time it is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering and similar activities, the Company may undertake appropriate actions to ensure compliance with applicable law or regulation.

3.2.10 **Tax and Related Matters**. Investor's purchase of the Participation may result in adverse tax consequences to Investor. Investor acknowledges that it is Investor's own responsibility, and not the Company's responsibility, to determine such tax consequences and to consult with Investor's own tax advisor in connection therewith. The Company makes no representation or warranty with respect to the tax consequences of the investment contemplated by this Agreement. With respect to the tax aspects of the investment described herein, Investor is relying solely upon the advice of his, her or its own personal tax advisors, and upon his, her or its own knowledge with respect thereto.

3.2.11 **Understanding and Effectiveness**. Investor understands the meaning and legal consequences of the foregoing representations, warranties, acknowledgements and agreements. The representations, warranties, acknowledgements and agreements of Investor contained herein and in any other writing delivered in connection with the transactions contemplated hereby are and shall be true and correct in all respects as of the date made and as of the date of the sale of the Participation and shall survive the execution and delivery of this Agreement and the purchase of the Participation, which are true and correct as of the date hereof and will be true and correct as of the date of Investor's purchase of the Participation subscribed for herein. Each such representation and warranty shall survive such purchase.

4. **GENERAL PROVISIONS**.

4.1 **Entire Agreement**. This Agreement, together with all other documents and instruments incorporated by reference, and all exhibits, schedules, and attachments thereto and hereto, constitutes the only and entire agreement between the Parties with respect to the subject matter hereof, and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the Parties relating to the transactions contemplated by this Agreement or the subject matter herein. There are no promises, representations or other agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth herein. The obligations set forth in this Agreement are unconditional.

4.2 **Arm's Length**. This Agreement has been negotiated at arm's length between persons knowledgeable in the matters dealt with herein. In addition, each Party has been represented, or has had the opportunity to be represented, by independent legal counsel of such Party's own choice. Accordingly, any rule of law or any other statute, legal decision or common law principle of similar effect that would require interpretation of any uncertainty or ambiguity in this Agreement against the Party that drafted it is of no application and is hereby expressly waived. This Agreement shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the Parties and this Agreement.

4.3 **Voluntary**. Each Party warrants, represents and agrees that, in executing this

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Agreement, such Party (i) does so with knowledge of any and all rights that such Party may have with respect to the provisions of this Agreement, (ii) has carefully read and considered this Agreement and fully understands its contents and the significance of its contents, (iii) is entering into this Agreement of such Party's own informed and free will, based upon such Party's own judgment and without any coercion or fear of retaliation, and (iv) has obtained, or has had the opportunity to obtain, independent legal advice with respect to this Agreement.

4.4 **Governing Law; Consent to Jurisdiction**. California law, without regard to conflict or choice of law principles, shall govern the construction and interpretation of this Agreement. The Parties agree that all actions or proceedings arising directly or indirectly from this Agreement shall be arbitrated or litigated before arbitrators or in courts having a situs within Los Angeles, California, and hereby consent to the jurisdiction of any local, state or federal court in which such an action is commenced that is located in Los Angeles, California and agree not to disturb such choice of forum.

4.5 **Mandatory Binding Arbitration**. Any claim, controversy or other dispute regarding this Agreement, including any breach or interpretation of this Agreement (each a "**Dispute**"), shall be settled and resolved by binding arbitration in Los Angeles, California, before Judicial Arbitration and Mediation Services ("**JAMS**"). The arbitration shall be conducted in accordance with JAMS' Streamlined Rules and Procedures, except as expressly modified by this Section. In reaching a decision on any Dispute, the arbitrator shall be bound by the provisions of this Agreement and by the law that the Parties have selected to govern the enforcement and interpretation of this Agreement. The arbitrator's decision on the Dispute shall be a final and binding determination and shall be fully enforceable as an arbitration award in any court having jurisdiction and venue over the Parties. Each Party submits to the exclusive jurisdiction of the courts located in Los Angeles, California, for purposes of compelling arbitration or giving legal confirmation of any arbitration award. Each Party also agrees to accept service of process for all arbitration proceedings in accordance with JAMS' rules. Nothing in this Section shall prevent any Party from (a) seeking and obtaining injunctive or other equitable relief through an action in court, (b) joining any party as a defendant in any action brought by or against a third party, (c) bringing an action in court to effect any attachment or garnishment, or (d) bringing an action in court to compel arbitration as required by this Section. Because each party is giving up the right to litigate any Dispute, each party herein further confirms that it has read and understands the provisions in this Section, and that it has further benefited from the advice of counsel. By executing this Agreement, each party is voluntarily giving up important constitutional rights to trial by judge or jury, as well as rights to appeal. Each party understands that it has the right to have an independent attorney of its choice review this Section, as well as this entire Agreement prior to signing this Agreement.

4.6 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic transmission during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the signature page, or to such address, facsimile number or email address as

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subsequently modified by written notice given in accordance with this <u>Section 4.7</u>.

4.7 **Binding Effect; Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. If Investor is a trust or entity, each representation, warranty, covenant, and/or agreement herein shall be binding upon the trustees, grantors/settlors, beneficiaries, officers, directors, shareholders, managers, members, and other authorized parties of Investor, as applicable. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.8 **Assignability**. This Agreement and the rights and obligations hereunder are not transferable or assignable by the either party, whether voluntarily, involuntarily, by operation of law, by a change in control, or any other means whatsoever. The Company may assign any or all of its rights and obligations hereunder to a third party.

4.9 **Construction**. Whenever used in this Agreement, the terms "including," "include," "includes" and the like are not intended as terms of limitation, and, hence, shall be deemed to be followed by "without limitation."

4.10 **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed counterpart to this Agreement.

4.11 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.12 **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.13 **Further Assurances**. The parties to this Agreement shall execute and deliver any further instruments or documents and perform any additional acts that are or may become necessary to effectuate and carry out the purchase of the Participation as contemplated by this Agreement.

4.14 **No Broker Finder Fees**. Each party represents that such party is not, and will not be, obligated for any broker or finder fee or commission in connection with the investment contemplated by this Agreement. Each party to this Agreement agrees to indemnify and hold harmless the other party from any liability for any commission or compensation in the nature of a finder or broker fee arising out of this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying party is responsible.

4.15 **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and Investor. Any amendment or waiver effected in accordance with this <u>Section 4.15</u> shall be binding upon Investor and each transferee of the Participation, each future holder of all such securities, and the Company.

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4.16 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.17 **Privacy Notice**. The Company collects nonpublic, personal data about each Investor from (i) information it receives this Agreements and other documents and instruments provided by such Investor to the Company, (ii) information disclosed to the Company through conversations or correspondence by or with such Investor, and (iii) any additional information the Company may request from such Investor. All information regarding the personal identity and other financial information of each Investor (such Investor's "personal information") will be kept strictly confidential. The Company maintains commercially reasonable physical, electronic and operational safeguards to protect this information. In the normal course of business, it is sometimes necessary for the Company to provide personal information about Investors to the Company, attorneys, accountants and auditors in furtherance of the Company's business, and entities that provide a service on behalf of the Company, such as banks or title companies. The Company will only disclose personal information to these third parties if those parties agree to protect the personal information and use the personal information only for the purposes of providing services to the Company. Other than for the purposes discussed above, the Company does not disclose any nonpublic, personal information of its Investors unless the Company is directed by Investor to provide it or the Company is legally required to provide it to a governmental agency.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____ .

Number of Units: __[UNITS]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

Golden Boy Film LLC
_____

Founder Signature
_____

Name: _____[FOUNDER_NAME]_____

Title: _____[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]
_____

Investor Signature

By: _____

By:_____

Name: _____[INVESTOR NAME]_____

Title: _____[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited